Exhibit 4.1
EXECUTION VERSION

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF TERMS OF
VARIABLE LIQUIDATION PREFERENCE SENIOR
PREFERRED STOCK, SERIES 2008-2

The Federal Housing Finance Agency, exercising its authority pursuant to Section 1367(b) of the Federal Housing Enterprises Financial Safety and Soundness Act of 1992 (12 U.S.C. § 4617), as amended, as Conservator of the Federal National Mortgage Association, amends and restates the Certificate of Designation of Terms of Variable Liquidation Preference Senior Preferred Stock, Series 2008-2, in accordance with the Letter Agreement dated as of September 27, 2019. Effective September 30, 2019, the Senior Preferred Stock shall have the following designation, powers, preferences, rights, privileges, qualifications, limitations, restrictions, terms and conditions:

1. Designation, Par Value, Number of Shares and Priority

The designation of the series of preferred stock of the Federal National Mortgage Association (the “Company”) created by this resolution shall be “Variable Liquidation Preference Senior Preferred Stock, Series 2008-2” (the “Senior Preferred Stock”), and the number of shares initially constituting the Senior Preferred Stock is 1,000,000. Shares of Senior Preferred Stock will have no par value and a stated value and initial liquidation preference per share equal to $1,000 per share, subject to adjustment as set forth herein. The Board of Directors of the Company, or a duly authorized committee thereof, in its sole discretion, may reduce the number of shares of Senior Preferred Stock, provided such reduction is not below the number of shares of Senior Preferred Stock then outstanding.

The Senior Preferred Stock shall rank prior to the common stock of the Company as provided in this Certificate and shall rank, as to both dividends and distributions upon dissolution, liquidation or winding up of the Company, prior to (a) the shares of preferred stock of the Company designated “5.25% Non-Cumulative Preferred Stock, Series D”, “5.10% Non-Cumulative Preferred Stock, Series E”, “Variable Rate Non-Cumulative Preferred Stock, Series F”, “Variable Rate Non-Cumulative Preferred Stock , Series G”, “5.81% Non-Cumulative Preferred Stock , Series H”, “5.375% Non-Cumulative Preferred Stock, Series I”, “5.125% Non-Cumulative Preferred Stock, Series L”, “4.75% Non-Cumulative Preferred Stock, Series M”, “5.50% Non-Cumulative Preferred Stock, Series N”, “Non-Cumulative Preferred Stock, Series O”, “Non-Cumulative Convertible Series 2004-1 Preferred Stock”, “Variable Rate Non-Cumulative Preferred Stock, Series P”, “6.75% Non-Cumulative Preferred Stock, Series Q”, “7.625% Non-Cumulative Preferred Stock, Series R”, “Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series S”, and “8.75% Non-Cumulative Mandatory Convertible Preferred Stock”, Series 2008-1”, (b) any other capital stock of the Company outstanding on the date of the initial issuance of the Senior Preferred Stock and (c) any capital stock of the Company that may be issued after the date of initial issuance of the Senior Preferred Stock.

2. Dividends

(a)     For each Dividend Period from the date of the initial issuance of the Senior Preferred Stock through and including December 31, 2012, holders of outstanding shares of Senior Preferred Stock shall be entitled to receive, ratably, when, as and if declared by the Board of Directors, in its sole discretion, out of funds legally available therefor, cumulative cash dividends at the annual rate per share equal to the then-current Dividend Rate on the then-current Liquidation Preference. For each Dividend Period from January 1, 2013, holders of outstanding shares of Senior Preferred Stock shall be entitled to receive, ratably, when, as and if declared by the Board of Directors, in its sole discretion, out of funds legally available therefor, cumulative cash dividends in an amount equal to the then-current Dividend Amount. Dividends on the Senior Preferred Stock shall accrue from but not including the date of the initial issuance of the Senior Preferred Stock and will be payable in arrears when, as and if declared by the Board of Directors quarterly on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”), commencing on December 31, 2008. If a Dividend Payment Date is not a “Business Day,” the related dividend will be paid not later than the next Business Day with the same force and effect as though paid on the Dividend Payment Date, without any increase to account for the period from such Dividend Payment Date through the date of actual payment. “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which New York City banks are closed, or (iii) a day on which the offices of the Company are closed.

If declared, the initial dividend will be for the period from but not including the date of the initial issuance of the Senior Preferred Stock through and including December 31, 2008. Except for the initial Dividend Payment Date, the “Dividend Period” relating to a Dividend Payment Date will be the period from but not including the preceding Dividend Payment Date through and including the related Dividend Payment Date. For each Dividend Period from the date of initial issuance of the Senior Preferred Stock through and including December 31, 2012, the amount of dividends payable on the initial Dividend Payment Date or for any Dividend Period through and including December 31, 2012, that is not a full calendar quarter shall be computed on the basis of 30-day months, a 360-day year and the actual number of days elapsed in any period of less than one month. For the avoidance of doubt, for each Dividend Period from the date of the initial issuance of the Senior Preferred Stock through and including December 31, 2012, in the event that the Liquidation Preference changes in the middle of a Dividend Period, the amount of dividends payable on the Dividend Payment Date at the end of such Dividend Period shall take into account such change in Liquidation Preference and shall be computed at the Dividend Rate on each Liquidation Preference based on the portion of the Dividend Period that each Liquidation Preference was in effect.

(b)     To the extent not paid pursuant to Section 2(a) above, dividends on the Senior Preferred Stock shall accrue and shall be added to the Liquidation Preference pursuant to Section 8, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared.

(c)     For each Dividend Period from the date of the initial issuance of the Senior Preferred Stock through and including December 31, 2012, “Dividend Rate” means 10.0 percent; provided, however, that if at any time the Company shall have for any reason failed to pay dividends in cash in a timely manner as required by this Certificate, then immediately following such failure and for all Dividend Periods thereafter until the Dividend Period following the date on which the Company shall have paid in cash full cumulative dividends (including any unpaid dividends added to the Liquidation Preference pursuant to Section 8) the “Dividend Rate” shall mean 12.0 percent.

For each Dividend Period from January 1, 2013, and thereafter, the “Dividend Amount” for a Dividend Period means the amount, if any, by which the Net Worth Amount at the end of the immediately preceding fiscal quarter, less the Applicable Capital Reserve Amount for such Dividend Period, exceeds zero. In each case, “Net Worth Amount” means (i) the total assets of the Company (such assets excluding the Commitment and any unfunded amounts thereof) as reflected on the balance sheet of the Company as of the applicable date set forth in this Certificate, prepared in accordance with GAAP, less (ii) the total liabilities of the Company (such liabilities excluding any obligation in respect of any capital stock of the Company, including this Certificate), as reflected on the balance sheet of the Company as of the applicable date set forth in this Certificate, prepared in accordance with GAAP. “Applicable Capital Reserve Amount” means, as of any date of determination, (A) for each Dividend Period from January 1, 2013, through and including December 31, 2013, $3,000,000,000; (B) for each Dividend Period occurring within each 12-month period thereafter, through and including December 31, 2017, $3,000,000,000 reduced by $600,000,000 for each such 12-month period, so that for each Dividend Period from January 1, 2017, through and including December 31, 2017, the Applicable Capital Reserve Amount shall be $600,000,000; (C) for each Dividend Period from January 1, 2018, through and including June 30, 2019, $3,000,000,000; and (D) for each Dividend Period from July 1, 2019, and thereafter, $25,000,000,000. Notwithstanding the foregoing, for each Dividend Period from January 1, 2018, and thereafter, following any Dividend Payment Date with respect to which the Board of Directors does not declare and pay a dividend or declares and pays a dividend in an amount less than the Dividend Amount, the Applicable Capital Reserve Amount shall thereafter be zero. For the avoidance of doubt, if the calculation of the Dividend Amount for a Dividend Period does not exceed zero, then no Dividend Amount shall accrue or be payable for such Dividend Period.

(d)     Each such dividend shall be paid to the holders of record of outstanding shares of the Senior Preferred Stock as they appear in the books and records of the Company on such record date as shall be fixed in advance by the Board of Directors, not to be earlier than 45 days nor later than 10 days preceding the applicable Dividend Payment Date. The Company may not , at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any common stock or other securities ranking junior to the Senior Preferred Stock unless (i) full cumulative dividends on the outstanding Senior Preferred Stock in respect of the then-current Dividend Period and all past Dividend Periods (including any unpaid dividends added to the Liquidation Preference pursuant to Section 8) have been declared and paid in cash (including through any pay down of Liquidation Preference pursuant to Section 3) and (ii) all amounts required to be paid pursuant to Section 4 (without giving effect to any prohibition on such payment under any applicable law) have been paid in cash.

(e)     Notwithstanding any other provision of this Certificate, the Board of Directors, in its discretion, may choose to pay dividends on the Senior Preferred Stock without the payment of any dividends on the common stock , preferred stock or any other class or series of stock from time to time outstanding ranking junior to the Senior Preferred Stock with respect to the payment of dividends.

(f)     If and whenever dividends, having been declared, shall not have been paid in full, as aforesaid, on shares of the Senior Preferred Stock, all such dividends that have been declared on shares of the Senior Preferred Stock shall be paid to the holders pro rata based on the aggregate Liquidation Preference of the shares of Senior Preferred Stock held by each holder, and any amounts due but not paid in cash shall be added to the Liquidation Preference pursuant to Section 8.

3. Optional Pay Down of Liquidation Preference

(a)     Following termination of the Commitment (as defined in the Preferred Stock Purchase Agreement referred to in Section 8 below), and subject to any limitations which may be imposed by law and the provisions below, the Company may pay down the Liquidation Preference of all outstanding shares of the Senior Preferred Stock pro rata, at any time, in whole or in part, out of funds legally available therefor, with such payment first being used to reduce any accrued and unpaid dividends previously added to the Liquidation Preference pursuant to Section 8 below and, to the extent all such accrued and unpaid dividends have been paid, next being used to reduce any Periodic Commitment Fees (as defined in the Preferred Stock Purchase Agreement referred to in Section 8 below) previously added to the Liquidation Preference pursuant to Section 8 below. Prior to termination of the Commitment, and subject to any limitations which may be imposed by law and the provisions below, the Company may pay down the Liquidation Preference of all outstanding shares of the Senior Preferred Stock pro rata, at any time, out of funds legally available therefor, but only to the extent of (i) accrued and unpaid dividends previously added to the Liquidation Preference pursuant to Section 8 below and not repaid by any prior pay down of Liquidation Preference and (ii) Periodic Commitment Fees previously added to the Liquidation Preference pursuant to Section 8 below and not repaid by any prior pay down of Liquidation Preference. Any pay down of Liquidation Preference permitted by this Section 3 shall be paid by making a payment in cash to the holders of record of outstanding shares of the Senior Preferred Stock as they appear in the books and records of the Company on such record date as shall be fixed in advance by the Board of Directors, not to be earlier than 45 days nor later than 10 days preceding the date fixed for the payment.

(b)     In the event the Company shall pay down of the Liquidation Preference of the Senior Preferred Stock as aforesaid, notice of such pay down shall be given by the Company by first class mail, postage prepaid, mailed neither less than 10 nor more than 45 days preceding the date fixed for the payment, to each holder of record of the shares of the Senior Preferred Stock, at such holder’s address as the same appears in the books and records of the Company. Each such notice shall state the amount by which the Liquidation Preference of each share shall be reduced and the pay down date.

(c)     If after termination of the Commitment the Company pays down the Liquidation Preference of each outstanding share of Senior Preferred Stock in full, such shares shall be deemed to have been redeemed as of the date of such payment, and the dividend that would otherwise be payable for the Dividend Period ending on the pay down date will be paid on such date. Following such deemed redemption, the shares of the Senior Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders thereof as holders of the Senior Preferred Stock shall cease, with respect to shares so redeemed, other than the right to receive the pay down amount (which shall include the final dividend for such shares). Any shares of the Senior Preferred Stock which shall have been so redeemed, after such redemption, shall no longer have the status of authorized, issued or outstanding shares.

4. Mandatory Pay Down of Liquidation Preference Upon Issuance of Capital Stock

(a)     If the Company shall issue any shares of capital stock (including without limitation common stock or any series of preferred stock) in exchange for cash at any time while the Senior Preferred Stock is outstanding, then the Company shall, within 10 Business Days, use the proceeds of such issuance net of the direct costs relating to the issuance of such securities (including, without limitation , legal, accounting and investment banking fees) to pay down the Liquidation Preference of all outstanding shares of Senior Preferred Stock pro rata, out of funds legally available therefor, by making a payment in cash to the holders of record of outstanding shares of the Senior Preferred Stock as they appear in the books and records of the Company on such record date as shall be fixed in advance by the Board of Directors, not to be earlier than 45 days nor later than 10 days preceding the date fixed for the payment, with such payment first being used to reduce any accrued and unpaid dividends previously added to the Liquidation Preference pursuant to Section 8 below and , to the extent all such accrued and unpaid dividends have been paid, next being used to reduce any Periodic Commitment Fees (as defined in the Preferred Stock Purchase Agreement referred to in Section 8 below) previously added to the Liquidation Preference pursuant to Section 8 below ; provided that, prior to the termination of the Commitment (as defined in the Preferred Stock Purchase Agreement referred to in Section 8 below), the Liquidation Preference of each share of Senior Preferred Stock shall not be paid down below $1,000 per share.

(b)     If the Company shall not have sufficient assets legally available for the pay down of the Liquidation Preference of the shares of Senior Preferred Stock required under Section 4(a) , the Company shall pay down the Liquidation Preference per share to the extent permitted by law, and shall pay down any Liquidation Preference not so paid down because of the unavailability of legally available assets or other prohibition as soon as practicable to the extent it is thereafter able to make such pay down legally. The inability of the Company to make such payment for any reason shall not relieve the Company from its obligation to effect any required pay down of the Liquidation Preference when, as and if permitted by law.

(c)     If after the termination of the Commitment the Company pays down the Liquidation Preference of each outstanding share of Senior Preferred Stock in full, such shares shall be deemed to have been redeemed as of the date of such payment, and the dividend that would otherwise be payable for the Dividend Period ending on the pay down date will be paid on such date. Following such deemed redemption, the shares of the Senior Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders thereof as holders of the Senior Preferred Stock shall cease, with respect to shares so redeemed, other than the right to receive the pay down amount (which shall include the final dividend for such redeemed shares). Any shares of the Senior Preferred Stock which shall have been so redeemed, after such redemption, shall no longer have the status of authorized, issued or outstanding shares.

5. No Voting Rights

Except as set forth in this Certificate or otherwise required by law, the shares of the Senior Preferred Stock shall not have any voting powers, either general or special.

6. No Conversion or Exchange Rights

The holders of shares of the Senior Preferred Stock shall not have any right to convert such shares into or exchange such shares for any other class or series of stock or obligations of the Company.

7. No Preemptive Rights

No holder of the Senior Preferred Stock shall as such holder have any preemptive right to purchase or subscribe for any other shares, rights, options or other securities of any class of the Company which at any time may be sold or offered for sale by the Company.

8. Liquidation Rights and Preference

(a)     Except as otherwise set forth herein, upon the voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of the outstanding shares of the Senior Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, before any payment or distribution shall be made on the common stock or any other class or series of stock of the Company ranking junior to the Senior Preferred Stock upon liquidation, the amount per share equal to the Liquidation Preference plus an amount, determined in accordance with Section 2(a) above, equal to the dividend otherwise payable for the then-current Dividend Period accrued through and including the date of payment in respect of such dissolution, liquidation or winding up ; provided, however, that if the assets of the Company available for distribution to stockholders shall be insufficient for the payment of the amount which the holders of the outstanding shares of the Senior Preferred Stock shall be entitled to receive upon such dissolution, liquidation or winding up of the Company as aforesaid, then, all of the assets of the Company available for distribution to stockholders shall be distributed to the holders of outstanding shares of the Senior Preferred Stock pro rata based on the aggregate Liquidation Preference of the shares of Senior Preferred Stock held by each holder.

(b)     “Liquidation Preference” shall initially mean $1,000 per share and shall be:

(i) increased each time a Deficiency Amount (as defined in the Preferred Stock Purchase Agreement) is paid to the Company by an amount per share equal to the aggregate amount so paid to the Company divided by the number of shares of Senior Preferred Stock outstanding at the time of such payment;

(ii) increased each time the Company does not pay the full Periodic Commitment Fee (as defined in the Preferred Stock Purchase Agreement) in cash by an amount per share equal to the amount of the Periodic Commitment Fee that is not paid in cash divided by the number of shares of Senior Preferred Stock outstanding at the time such payment is due;

(iii) increased on the Dividend Payment Date if the Company fails to pay in full the dividend payable for the Dividend Period ending on such date by an amount per share equal to the aggregate amount of unpaid dividends divided by the number of shares of Senior Preferred Stock outstanding on such date; and

(iv) decreased each time the Company pays down the Liquidation Preference pursuant to Section 3 or Section 4 of this Certificate by an amount per share equal to the aggregate amount of the pay down divided by the number of shares of Senior Preferred Stock outstanding at the time of such pay down.

(c)     “Preferred Stock Purchase Agreement” means the Preferred Stock Purchase Agreement, dated September 7, 2008, between the Company and the United States Department of the Treasury.

(d)     Neither the sale of all or substantially all of the property or business of the Company, nor the merger, consolidation or combination of the Company into or with any other corporation or entity, shall be deemed to be a dissolution, liquidation or winding up for the purpose of this Section 8.

9. Additional Classes or Series of Stock

The Board of Directors shall have the right at any time in the future to authorize, create and issue, by resolution or resolutions, one or more additional classes or series of stock of the Company, and to determine and fix the distinguishing characteristics and the relative rights, preferences, privileges and other terms of the shares thereof; provided that, any such class or series of stock may not rank prior to or on parity with the Senior Preferred Stock without the prior written consent of the holders of at least two-thirds of all the shares of Senior Preferred Stock at the time outstanding.

10. Miscellaneous

(a)     The Company and any agent of the Company may deem and treat the holder of a share or shares of Senior Preferred Stock, as shown in the Company’s books and records, as the absolute owner of such share or shares of Senior Preferred Stock for the purpose of receiving payment of dividends in respect of such share or shares of Senior Preferred Stock and for all other purposes whatsoever, and neither the Company nor any agent of the Company shall be affected by any notice to the contrary. All payments made to or upon the order of any such person shall be valid and, to the extent of the sum or sums so paid, effectual to satisfy and discharge liabilities for moneys payable by the Company on or with respect to any such share or shares of Senior Preferred Stock.

(b)     The shares of the Senior Preferred Stock, when duly issued, shall be fully paid and non-assessable.

(c)     The Senior Preferred Stock may be issued, and shall be transferable on the books of the Company, only in whole shares.

(d)     For purposes of this Certificate, the term “the Company” means the Federal National Mortgage Association and any successor thereto by operation of law or by reason of a merger, consolidation, combination or similar transaction.

(e)     This Certificate and the respective rights and obligations of the Company and the holders of the Senior Preferred Stock with respect to such Senior Preferred Stock shall be construed in accordance with and governed by the laws of the United States, provided that the law of the State of Delaware shall serve as the federal rule of decision in all instances except where such law is inconsistent with the Company’s enabling legislation, its public purposes or any provision of this Certificate.

(f)     Any notice, demand or other communication which by any provision of this Certificate is required or permitted to be given or served to or upon the Company shall be given or served in writing addressed (unless and until another address shall be published by the Company) to Fannie Mae, 1100 15th St NW, Washington, DC 20005, Attn: Executive Vice President and General Counsel. Such notice, demand or other communication to or upon the Company shall be deemed to have been sufficiently given or made only upon actual receipt of a writing by the Company. Any notice, demand or other communication which by any provision of this Certificate is required or permitted to be given or served by the Company hereunder may be given or served by being deposited first class, postage prepaid, in the United States mail addressed (i) to the holder as such holder’s name and address may appear at such time in the books and records of the Company or (ii) if to a person or entity other than a holder of record of the Senior Preferred Stock, to such person or entity at such address as reasonably appears to the Company to be appropriate at such time. Such notice, demand or other communication shall be deemed to have been sufficiently given or made, for all purposes, upon mailing.

(g)     The Company, by or under the authority of the Board of Directors, may amend, alter, supplement or repeal any provision of this Certificate pursuant to the following terms and conditions:

(i) Without the consent of the holders of the Senior Preferred Stock, the Company may amend, alter, supplement or repeal any provision of this Certificate to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Certificate, provided that such action shall not adversely affect the interests of the holders of the Senior Preferred Stock.

(ii) The consent of the holders of at least two-thirds of all of the shares of the Senior Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of shares of the Senior Preferred Stock shall vote together as a class, shall be necessary for authorizing, effecting or validating the amendment, alteration, supplementation or repeal (whether by merger, consolidation or otherwise) of the provisions of this Certificate other than as set forth in subparagraph (i) of this paragraph (g). The creation and issuance of any other class or series of stock, or the issuance of additional shares of any existing class or series of stock, of the Company ranking junior to the Senior Preferred Stock shall not be deemed to constitute such an amendment, alteration, supplementation or repeal.

(iii) Holders of the Senior Preferred Stock shall be entitled to one vote per share on matters on which their consent is required pursuant to subparagraph (ii) of this paragraph (g). In connection with any meeting of such holders, the Board of Directors shall fix a record date, neither earlier than 60 days nor later than 10 days prior to the date of such meeting, and holders of record of shares of the Senior Preferred Stock on such record date shall be entitled to notice of and to vote at any such meeting and any adjournment. The Board of Directors, or such person or persons as it may designate, may establish reasonable rules and procedures as to the solicitation of the consent of holders of the Senior Preferred Stock at any such meeting or otherwise, which rules and procedures shall conform to the requirements of any national securities exchange on which the Senior Preferred Stock may be listed at such time.

(h)     RECEIPT AND ACCEPTANCE OF A SHARE OR SHARES OF THE SENIOR PREFERRED STOCK BY OR ON BEHALF OF A HOLDER SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE HOLDER (AND ALL OTHERS HAVING BENEFICIAL OWNERSHIP OF SUCH SHARE OR SHARES) OF ALL OF THE TERMS AND PROVISIONS OF THIS CERTIFICATE. NO SIGNATURE OR OTHER FURTHER MANIFESTATION OF ASSENT TO THE TERMS AND PROVISIONS OF THIS CERTIFICATE SHALL BE NECESSARY FOR ITS OPERATION OR EFFECT AS BETWEEN THE COMPANY AND THE HOLDER (AND ALL SUCH OTHERS).

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of the Company this 30th day of September, 2019.

[Seal]

FEDERAL NATIONAL MORTGAGE ASSOCIATION, by
The Federal Housing Finance Agency, its Conservator

/s/ Mark A. Calabria
Mark A. Calabria
Director

Signature Page to September 2019 Amended and Restated Certificate of Designation of Senior Preferred Stock